U.S. Energy Systems, Inc.
                         515 N. Flagler Drive, Suite 702
                         West Palm Beach, Florida 33401



                            Dated as of July 31, 2000


Lawrence I. Schneider
Henry Schneider
Energy Systems Investors, L.L.C.
920 Park Avenue, Apt. 4D
New York, New York 10028

                           Re:      Plan of Recapitalization

Ladies and Gentlemen:

                  The parties hereto have agreed,  subject to the conditions set forth below and as more fully set forth herein, that a plan of recapitalization (the "Plan of Recapitalization") of U.S. Energy Systems, Inc. (the "Corporation") would be effected under which: (i) the dividends payable with respect to the 1,138,888 shares of Series A Convertible Preferred Stock (the "Series A Stock") outstanding would be reduced; (ii) a reserve fund would be established to ensure the payment in part of the dividends with respect to all of the shares of Series A Stock outstanding; (iii) the interest payable with respect to the limited recourse promissory note bearing interest at the rate of 9.25% per annum in the original principal amount of $7,741,378.90 (the "Note") would be reduced; and (iv) the Series B Warrants, in the form annexed hereto as Exhibit A (the "Warrants"), to acquire 1,500,000 shares of the Corporation's Common Stock at an exercise price of $4.00 per share would be issued to the persons identified in accordance with Section 1(b) hereof. To effect the foregoing, Energy Systems Investors, L.L.C. ("ESI"), Lawrence I. Schneider ("L. Schneider") and Henry Schneider ("H. Schneider") (H. Schneider and L. Schneider being collectively referred to herein as the "Schneiders"), and the Corporation hereby agrees as follows (ESI and the Schneiders and any other subsequent holder of Series A Stock required to become a party to this or other similar agreement are hereby referred to collectively as "Series A Stockholders"):

1.       Dividend and Interest Rate Reduction; Issuance of Warrants.

                  (a) Notwithstanding anything to the contrary in the Note nor the Corporation's Certificate of Designation filed with the Secretary of State of Delaware (the "Delaware


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Secretary")  on March 23, 1998,  as amended by a certificate  of increase  filed with the Delaware Secretary on July 31, 2000 (as amended from time to time, the "Certificate of Designation"), the parties hereto agree that commencing as of the date all the conditions set forth in Section 3(a) herein have been waived by all the parties hereto or satisfied (the "Effective Date"), the dividends payable on each share of Series A Stock shall be $0.54 per share (subject to adjustment as provided in the Certificate of Designation) per annum (the "Adjusted Dividend Rate") (i.e., the dividend payable through and including the Effective Date shall be calculated at the rate provided for in the Certificate of Designation and thereafter, shall be calculated at the Adjusted Dividend
Rate) and the interest rate on the Note shall be reduced from 9.25% per annum to 6.25% per annum (i.e., the interest payable through and including the Effective Date shall be calculated at the rate provided for in the Note and thereafter, shall be calculated at the rate provided for herein). (The rate of default interest on the Note shall not be effected by this Plan of Recapitalization). From and after the Effective Date, any and all determinations required under or with respect to the Certificate of Designation shall use the Adjusted Dividend Rate for the Series A Stock.

                  (b) The Corporation shall, upon execution of this agreement of Plan of Recapitalization, issue one or more of the Warrants to the persons and in the quantities identified pursuant to a written instruction letter executed by ESI and the Schneiders.

2.       Dividend Payment Protection Fund.

                  (a) To ensure in part the payment of cash dividends on the Series A Stock, the Corporation covenants that commencing as of the Effective Date it will (i) set apart (in the manner contemplated by the last sentence of Section 3(b) of the Certificate of Designation) promptly a fund (the "Dividend Payment Fund") consisting of $1,229,999.04 in cash (the "Dividend Payment Protection Amount"), and (ii) within six months following the application of all or a portion of the Dividend Payment Fund pursuant to Section 2(c), it will set apart (in the manner contemplated by the last sentence of Section 3(b) of the Certificate of Designation), the amount so applied pursuant to Section 2(c) but only to the extent the Dividend Payment Protection Amount exceeds the amount in the Dividend Payment Fund and subject to such further reduction as may be appropriate pursuant to Section 2(d) hereof. Notwithstanding anything to the contrary herein, the Corporation shall not be required to set apart funds with respect to dividends payable after March 1, 2004 and the maximum amount that the Corporation shall be

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required to set apart shall not exceed in the  aggregate  $0.158 for each dollar in the principal amount of the Note that has been paid.

                  (b) All funds set apart pursuant to the provisions of Section 2(a) shall be applied in accordance with the provisions of Section 2(c), provided, however, that after March 1, 2004, the Corporation may use the Dividend Payment Fund to pay any and all dividends on the Series A Stock, notwithstanding the limitations set forth in Section 2(c).

                  (c) If on any Dividend Payment Date (as defined in the Certificate of Designation), the Corporation determines that the funds available to it (without recourse to the Dividend Payment Fund) are insufficient to pay the dividends required on such date to be paid with respect to the Series A Stock or that such payment out of the Corporation's funds (other than the Dividend Payment Fund) would be violative of applicable law (including creditors' rights or similar laws), the Corporation shall, except as may be otherwise required by law or its Certificate of Incorporation (which term includes any applicable certificates of designations or similar instruments), pay such dividends from the Dividend Payment Fund, net of any interest payment due under the Note on such date.

                  (d) The Corporation shall be entitled to withdraw from the Dividend Payment Fund from time to time such sums as the Board of Directors of the Corporation determines in good faith will not be required for the payment of dividends on the Series A Stock because (i) of a reduction in the number of outstanding shares of Series A Stock, (ii) the amount held in the Dividend Payment Fund exceeds the Dividend Payment Protection Amount, (iii) the amount of dividends that must be paid with respect to all the outstanding shares of Series A Stock at the dividend rate provided for in this agreement of Plan of Recapitalization at any time after the date hereof through March 1, 2004 is less than the Dividend Protection Payment Amount or (iv) the obligations of the Corporation pursuant to Section 2 hereof are otherwise secured, including without limitation, by means of a letter of credit or guaranty issued by a banking or other institution.

                  (e) Notwithstanding anything to the contrary in the Certificate of Designation, in the event the funds set apart pursuant to this
Section 2 are insufficient to pay all applicable dividends on the Series A Stock, then such funds shall be applied to the Series A Stock on a pro-rata basis.

3. Conditions to Effectiveness of the Plan; Covenants with Respect to the Plan.

                  (a) The parties hereto covenant and agree to cooperate and use commercially reasonable efforts to cause the satisfaction (but not the waiver) of the conditions set forth in Section 3(b).

                  (b) The effectiveness of the Plan of Recapitalization, including without limitation, the exercisability of the Warrants, the reduction of the dividend rate on the Series A Stock, the reduction of the interest rate on the Note, the establishment and implementation of the Dividend Payment Fund and the other obligations imposed on the parties to this Agreement pursuant to Sections 1 and 2 hereof shall be subject to the satisfaction (or the waiver) by all of the parties hereto of the following conditions:

                           (i)      a private letter ruling shall have been
obtained from the Internal Revenue   Service to the effect that the consummation
of the Plan of Recapitalization will not have an adverse tax effect on the parties hereto; and

                           (ii)     the issuance of the Warrants has been
approved by the stockholders of the Corporation to the extent required by Nasdaq.

                  In the event such conditions have not been waived or satisfied by December 31, 2001, this agreement respecting the Plan of Recapitalization shall terminate and be of no further force or effect and this Plan of Recapitalization shall be deemed abandoned and terminated (and the Warrants will be of no further force or effect).

4.       Miscellaneous.

                  (a) The Schneiders and ESI jointly and severally represent and warrant to the Corporation that (i) immediately prior to the execution of this agreement, they own, in the aggregate, all of the issued and outstanding shares of Series A Stock free and clear of any and all liens, claims and encumbrances, other than the encumbrances imposed pursuant to the Pledge Agreement dated as of July 31, 2000 by and between ESI and the Corporation and (ii) there are no outstanding options or other rights to acquire such shares of Series A Stock.

                  (b) The Series A Stockholders agree to present all certificates representing Series A Stock now owned or hereafter acquired by them, for the placement thereon of the following legend (and such other legends as the Corporation in good faith deems appropriate), which will remain thereon as long as Series A Stock is outstanding (or, if this Plan of Recapitalization is terminated pursuant to Section 3 hereof, until the date of such termination):

                  The securities represented by this certificate are subject to the provisions of an agreement of Plan of Recapitalization dated as of July 31, 2000, between the Corporation, L. Schneider, H. Schneider and Energy Systems Investors, L.L.C. Such agreement, among other things, restricts the payment of dividends on these securities and limits the transferability of these securities. A copy of said agreement is on file at the office of the Secretary of the Corporation.

The Corporation may enter a stop transfer order with the transfer agent or agents of Series A Stock against the transfer of Series A Stock except in compliance with the requirements of this agreement. The Series A Stockholders agree that they will not transfer or otherwise dispose of their shares of Series A Stock, until the proposed transferee has entered into an agreement with the Company and the other Series A Stockholders containing terms and provisions similar to those set forth herein.

                  (c) For the convenience of the parties, any number of counterparts of this agreement may be executed by the parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original instrument.

                  (d) All notices, requests, demands and other communications which are required or may be given under this agreement (including all legal process in regard hereto) shall be in writing and shall be deemed to have been duly given or made: if by hand, immediately upon delivery; if by telex, telecopier, telegram or similar electronic device, immediately upon sending, provided it is sent on a business day, but if not, then immediately upon the beginning of the first business day after being sent; if by Federal Express, Express Mail or any other overnight delivery service, on the first business day after dispatch; and if mailed by certified mail, return receipt requested, three
(3) business days after mailing. All notices, requests and demands are to be given or made to the parties at the addresses set forth on the first page of this agreement (or to such other address as a party may designate by notice in accordance with the provisions of this Section 3(d)).

                  (e) Except as otherwise provided or contemplated herein, from and after the date that there are no shares of Series A Stock are outstanding or earlier termination of this agreement of Plan of Recapitalization, the covenants of the parties set forth herein shall be of no further force or effect and the parties shall be under no further obligation with respect thereto.

                  (f) This agreement of Plan of Recapitalization shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made and to be performed therein.

                  Kindly acknowledge your consent to the foregoing by signing your name where indicated below.


                                              U.S. Energy Systems, Inc.


                                          By: Goran Mornhed
                                              ------------------------
                                              Goran Mornhed, President
ACKNOWLEDGED AND AGREED:

Energy Systems Investors, L.L.C.


By: Henry Schneider
    ------------------------
    Henry Schneider, Manager

/s/ Henry Schneider
---------------------------------
    Henry Schneider

/s/ Lawrence I. Schneider
---------------------------------
    Lawrence I. Schneider